# Summary of Changes to Offering Statement

Form 1-A Amendment

**Entrex Carbon Market, Inc. (the "Company")**
CIK: 0001363598

**Summary of Amendment**

Pursuant to Regulation A under the Securities Act of 1933, as amended, and in connection with this Amendment to the Offering Statement on Form 1-A previously filed with the Securities and Exchange Commission, Entrex Carbon Market, Inc. (the "Company") hereby submits this summary of changes describing the revisions made to the Offering Statement.

This Amendment converts the Offering from a Tier 1 offering under Regulation A to a Tier 2 offering under Regulation A, and revises the Offering Statement accordingly.

This summary is provided for the convenience of the staff of the Securities and Exchange Commission and does not purport to be a complete description of all changes reflected in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offering Statement.

**Description of Changes**

The Company has made the following changes, updates, and clarifications to the Offering Statement, as amended:

- The Offering has been converted from Tier 1 of Regulation A to Tier 2 of Regulation A.

- The maximum offering amount has been increased from $19,999,999 to $75,000,000.

- The tiered share pricing structure of $1.00, $2.00, $3.00 and $4.00 per share has been replaced with a single fixed price of $2.00 per share.

- The number of Shares offered has been increased from 10,416,665 Shares to 37,500,000 Shares.

- The Offering is no longer self-underwritten by the Company's officers and directors and will instead be conducted on a best efforts basis through R.F. Lafferty & Co., Inc., a registered broker-dealer.

- A broker-dealer commission equal to 8% of gross proceeds, or $6,000,000 if the Offering is fully subscribed, has been added to the Offering terms.

- Estimated net proceeds to the Company have been restated from approximately $17,950,000 to approximately $69,000,000.

- The itemized estimate of $50,000 in offering expenses has been removed and superseded by the commission-based expense disclosure.

- Pro forma shares outstanding immediately following a fully subscribed Offering have been restated from 26,298,006 Shares to 54,387,591 Shares.

- The investor suitability legend limiting non-accredited investors to 10% of the greater of annual income or net worth has been added as required for Tier 2 offerings.

- The discussion of state registration and qualification applicable to Tier 1 has been replaced with disclosure of federal preemption and state notice filings applicable to Tier 2.

- Undertakings to file ongoing annual reports on Form 1-K, semiannual reports on Form 1-SA and current reports on Form 1-U following qualification have been added.

- The Primary Standard Industrial Classification Code has been changed from 5031 to 7374.

- The Use of Proceeds has been restated as allocations of gross proceeds consisting of 8% for broker-dealer commissions, 5% to 10% for payments to selling shareholders, 5% to 10% for operating cash and 72% to 82% for the acquisition of operating units.

- A new Selling Shareholders section has been added disclosing that between 5% and 10% of gross proceeds, or $3,750,000 to $7,500,000, may be sold for the account of existing shareholders to be identified by further amendment.

- The provision permitting the Company to compensate officers and operators with Shares qualified under the Offering has been deleted and replaced with an express prohibition on issuing Shares in this Offering for services.

- The description of the Company's business has been revised throughout to describe the acquisition and operation of mobile data center facilities and computing activities rather than Bitcoin mining facilities.

- All disclosure regarding carbon offsets, including ISO certification of offsets, monetization and securitization of offsets, and the related accounting guidance under ASC 450 and ASC 820, has been removed.

- The Risk Factors have been conformed to the revised business description, replacing risks tied to Bitcoin price, network mining difficulty and block reward halving with risks tied to market demand, pricing and utilization for computing services.

- The Risk Factors heading addressing organization and structure has been updated from Tier 1 of Regulation A+ to Tier 2 of Regulation A+.

- The revenue recognition discussion has been revised to apply ASC 606 to the Company's computing arrangements and to remove the treatment of mined Bitcoin as an intangible asset.

- Shares of common stock issued and outstanding have been updated from 15,166,666 Shares as of June 30, 2025 to 15,881,341 Shares as of December 31, 2025.

- The title of Stephen H. Watkins has been updated from President and Secretary to Chairman, Chief Executive Officer and Secretary.

- The financial statements previously included have been removed and replaced with a placeholder indicating that audited financial statements and the report of the Company's independent auditor will be inserted by amendment upon completion of the Company's audit, as required for a Tier 2 offering.

- The liquidity disclosure describing $0 in cash and a $25,000 shareholder line of credit, and the related repurchase note describing consideration equal to 11.6 times net income, have been removed together with the superseded financial statements.

- The Exhibit Index has been revised to reflect the Articles of Incorporation, the Bylaws and the opinion of counsel as to legality, to be filed by amendment.

- The signature page has been updated to reflect execution in Boca Raton, Florida on July 29, 2026.

**No Other Material Changes**

Except as expressly described above, there have been no other material changes to the Company's business, capitalization, offering terms, risk factors, or management, and the Offering Statement otherwise remains in substantially the same form as previously filed.

**Incorporation by Reference**

This summary should be read in conjunction with, and is qualified in its entirety by reference to, the Amendment to the Offering Statement on Form 1-A filed contemporaneously herewith. In the event of any inconsistency between this summary and the Offering Statement, the Offering Statement shall control.